SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                            For the month of June 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av.  Ayrton Senna da Silva, 1633 - 2nd Floor
                       54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                                    CONSOLIDATED FORM
                     Management and Related Persons' Negotiation of Securities Issued by the Company
                                         Article 11 - CVM Instruction # 358/2002

In May 2004, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                    (X)                        ( )                 ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                 Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 -               -              -
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                  Volume
 Derivatives   Characteristics          Intermediary   Operation    Day      Quantity        Price            (R$)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                 Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 -               -              -
-------------------------------------------------------------------------------------------------------------------------

                                                    CONSOLIDATED FORM
                     Management and Related Persons' Negotiation of Securities Issued by the Company
                                         Article 11 - CVM Instruction # 358/2002

In May 2004, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                    ( )                       (X)                  ( )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                 Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  1          0.0000000001     0.0000000003
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0                0                0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics          Intermediary   Operation    Day      Quantity        Price           (R$)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                 Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  1          0.0000000001     0.0000000003
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0                0                0
-------------------------------------------------------------------------------------------------------------------------

                                                    CONSOLIDATED FORM
                     Management and Related Persons' Negotiation of Securities Issued by the Company
                                         Article 11 - CVM Instruction # 358/2002

In May 2004, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                    ( )                       ( )                  (X)                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                 Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0                0             0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0                0             0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics          Intermediary   Operation    Day      Quantity        Price           (R$)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                 Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
Securities/                                                                                ------------------------------
Derivatives                  Securities Characteristics                      Quantity       Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0                0             0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0                0             0
-------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: June 17, 2004

                                   By:  /s/ WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer